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                                                                     Exhibit 2.1

                        PURCHASE AND ASSUMPTION AGREEMENT
                        ---------------------------------

         THIS AGREEMENT is made and entered into as of the 7th day of May, 2001, by and between ADVANTA NATIONAL BANK, a national banking association with its principal offices at One Righter Parkway, Wilmington, Delaware 19803 ("Seller") and E*TRADE BANK, a federal savings association with its principal offices at 1111 North Highland Street, Arlington, Virginia 22201 ("Purchaser").

         WHEREAS, Seller desires to transfer to Purchaser certain Deposits on the terms and conditions set forth in this Agreement; and

         WHEREAS, Purchaser desires to acquire such Deposits and assume Seller's duties, obligations and liabilities associated therewith on the terms and conditions set forth in this Agreement;

         NOW, THEREFORE, in consideration of the mutual promises herein set forth and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

         1. Definitions.

                  (a) Capitalized terms used in this Agreement shall have the meanings set forth in the preamble or in this Section 1. As used herein, words imparting the singular include the plural and vice versa.

                  (b) The following terms shall have these meanings:

                  "Accrued Interest" shall mean the interest, dividends, fees, costs and other charges that have been accrued on but not paid, credited or charged to the Deposits as due and payable through the day before the Closing Date as shown on Seller's general ledger.
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                  "Business Day" shall mean any day except a Saturday or Sunday or other day on which Purchaser or Seller is authorized by law to close.

                  "Closing Date" shall mean the date on which the Closing occurs as set forth in Section 8 hereof, as such date may be adjusted from time to time pursuant to such Section.

                  "Deposit" or "Deposits" shall have the meaning set forth in
Section 3 hereof.

                  "Depositor" shall have the meaning set forth in Section 9(d) hereof.

                  "Encumbrances" shall mean all claims, charges, liens, encumbrances, options, pledges, commitments security interests and other restrictions of any kind and nature.

                  "FDIC" shall mean the Federal Deposit Insurance Corporation.

                  "IRS" shall mean the Internal Revenue Service.

                  "OTS" shall mean the Office of Thrift Supervision.

                  "Requests for Withdrawal" shall mean checks, withdrawal orders and other similar items drawn on an account.

                  "Records" shall mean the information in Seller's files concerning the Deposits.

                  "Total Deposits" shall have the meaning set forth in Schedule 2(d) hereof.

         2. Transfer and Consideration.

                  The Purchaser and the Seller agree, subject to the terms and conditions of this Agreement:

                  (a) Payment Amount. Seller shall pay to Purchaser an amount equal to the amount of the Total Deposits, less an amount equal to 80 basis points (0.80%) calculated on the Total Deposits as a premium for the assumption of the Deposits (the "Premium"), all as calculated as set out elsewhere in this
Section 2. For the purposes of this Section 2(a), the

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amount of the Total Deposits shall be the amount of such Deposits as determined using the methodology set out in Schedule 2(e) hereto.

                  (b) Assumption of Obligations. At the Closing and as provided in Section 4 hereof, Purchaser shall accept, assume and agree to pay, honor, perform and discharge all of Seller's liabilities, duties, responsibilities and obligations with respect to the Deposits, all as exist through the day before the Closing Date or arising or accruing thereafter but excluding any claim or other liability relating to the origination of any such Deposit or the administration of any such Deposit prior to such time.

                  (c) Transfer of Account Relationships. In connection with Purchaser's assumption of the Deposits as set forth in Section 2 hereof, Seller shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of Seller's right, title and interest in, to and under the contracts and relationships giving rise to the Deposits.

                  (d) Method of Payment. Payments to be made hereunder shall be made by wire transfer and in immediately available funds. Payments by Seller shall be made into an account designated by Purchaser ("Purchaser's Account"). Payment of Total Deposits by Seller and Total Premium Amount by Purchaser shall occur in two transactions. Payment in the first transaction (the "Transfer Amount") will occur on the Closing Date, using account values as of the last available date before the Closing Date and the U.S. Dollar Swap Curve representing interest rates available at 6:00 pm Eastern Time on June 22, 2001. Payment in the second transaction (if required) will use the same methodology and the same date for the U.S. Dollar Swap Curve, will follow the Post-Closing Adjustments (if any) and Review Period contemplated by Section 3 hereof, and will constitute payment for the final and complete reconcilement of all


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accounts and amounts transferred between Seller and Purchaser hereunder. This final payment will occur as set out in Section 3(c) hereof.

                  (e) Assumptions and Methodology. The assumptions and methodology used to calculate the payment amounts referred to in this Section 2 shall be as set out on Schedule 2(e) attached hereto and made a part hereof.

                  (f) Adjustments. Amounts paid at Closing shall be subject to subsequent adjustment, if any, based on the post-closing reconciliation contemplated by Section 3(b) hereof.

                  (g) Disputes. In the event of any dispute as to the correct amount to be paid to either party under this Section 2, each party shall nonetheless pay to the other all amounts other than those in dispute, and the parties shall promptly take steps to address and resolve the dispute. Any disputed amounts held by a party which are later determined to be due to the other party shall be paid to the other party promptly upon that determination, with interest thereon from the date of the dispute to the date of payment at the federal funds rate in effect at the time of payment.

         3. Assumption of Deposit Liabilities. Except as specifically provided below and upon the terms and subject to the conditions set forth in this
Agreement:

                  (a) Assumption of Deposits. At the Closing, Seller will transfer and assign to Purchaser, and, subject to the provisions of Section 2(b), Purchaser will accept and assume from Seller and will agree to pay, honor, perform and discharge all obligations with respect to, and be solely and exclusively liable for, all deposits, as defined in Section 3(1) of the Federal Deposit Insurance Act, as amended, (the "FDIA"), designated on the books of Seller as deposit accounts, and including principal together with interest that is accrued and posted through the day before the Closing Date (hereinafter referred to individually as a "Deposit" and collectively as the


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"Deposits"). Seller shall provide Purchaser a list of the Deposits and the aggregate amount of the Deposits as of the Closing Date (the "Schedule of Deposits").

                  (b) Adjustments and Review. Within forty-five (45) days after the Closing Date, Purchaser shall advise Seller (confirmed in writing) of any adjustments it deems necessary from the Schedule of Deposits delivered by Seller as of the Closing Date (the "Post-Closing Adjustments") setting forth in reasonable detail the basis therefor. Within ten (10) days after delivery of the Post-Closing Adjustments to Seller (the "Review Period"), Seller may dispute the Post-Closing Adjustments by giving notice (confirmed in writing) to Purchaser setting forth in reasonable detail the basis for such dispute (a "Disagreement"). The parties shall promptly commence good faith negotiations with a view toward resolving any such Disagreements.

                  (c) Settlement. On the Business Day immediately following the end of the Review Period or the final resolution of any Disagreement (the "Final Settlement Date"), an amount equal to the final amount of the Deposits minus the final amount of the Premium (the "Final Transfer Amount") shall be calculated, as finally determined pursuant to Section 3(b) hereof. If the Final Transfer Amount exceeds the Transfer Amount, Seller shall pay the difference to Purchaser by the method provided in Section 2(d) hereof, and if the Transfer Amount exceeds the Final Transfer Amount, Purchaser shall refund the difference to Seller by wire transfer in immediately available funds to an account designated by Seller or otherwise as Seller may instruct.

                  (d) Debit Cards. All of Seller's MAC cash access cards associated with Deposits shall be voided by Seller as of an effective date sufficiently before the closing Date to permit the conversion of accounts contemplated hereby, and Seller shall give timely notice thereof, in a form mutually acceptable to Seller and Purchaser, to the Depositors holding such cards.


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Promptly after the execution of this Agreement, Seller will provide to Purchaser the information relating to those Depositors which Purchaser may reasonably request, in an appropriate manner and format, to facilitate Purchaser's preparation of replacement debit cards for use by those Depositors. Such replacement cards will contain a validation feature or otherwise be distributed in a manner and on a schedule such that they will not be useable before the Closing Date.

                  (e) Liabilities Not Assumed. Liabilities not assumed by Purchaser include, but are not limited to:

i) Seller's cashiers checks, letters of credit, money orders, interest checks and expense checks issued prior to Closing, consignments of U S government Series E and Series EE bonds, and travelers checks;

ii) liability or obligations with respect to any matters to which Purchaser is entitled to indemnification under Section 12(a) hereof;

iii) deposit accounts associated with lines of credit;

iv) deposit accounts associated with qualified retirement plans where Seller is named as the trustee or custodian of such plan or as the sponsor of a prototype plan related to such account;

v) Individual Retirement Accounts or Individual Retirement Arrangements; and

vi) except as otherwise set forth in this Agreement, any other liabilities, duties, responsibilities or obligations of any kind or nature, whether known or unknown, whether asserted or unasserted, whether accrued or unaccrued, whether contingent or otherwise, not expressly assumed by Purchaser.

         4. Additional Obligations of Purchaser. At the Closing, Purchaser will assume and accept and agree to discharge the liabilities, duties, responsibilities and obligations of Seller with respect to the Deposits in accordance with Section 2(b) hereof, the terms and conditions of the


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contracts of deposit, and all rules and regulations applicable thereto, subject in any case to any post-Closing adjustments made as contemplated by Section 3(b) hereof.

         5. Delivery of Deposit Records. Not fewer than three (3) Business Days prior to the Closing, Seller shall deliver to Purchaser copies of all applications showing original signatures relating to transaction accounts being assumed by Purchaser hereunder as are then in Seller's possession. Within a period of six (6) months following the Closing, Purchaser may elect to retain a third party, at Purchaser's expense, to extract for Purchaser's use such data from the information then in Seller's possession on the Deposits as Purchaser may reasonably request. At any time and from time to time following the Closing, Seller will take reasonable steps to accommodate Purchaser's reasonable requests for additional information regarding the Deposits as may then be in Seller's possession.

         6. Agreements of Seller.

                  (a) Regulatory Approval. Seller shall cooperate with Purchaser in Purchaser's preparation and filing of a joint application with Purchaser's primary federal regulator for approval of the transactions contemplated by this Agreement and shall also make such additional separate filings with such regulatory authorities, if any, as may be necessary or advisable to enable Seller to consummate the transactions contemplated by this Agreement and shall diligently proceed to obtain all approvals of such authorities, the costs of any such separate Seller filings to be at Seller's expense.

                  (b) Assistance in Obtaining Regulatory Approvals. Seller agrees to make draft copies of any separate Seller applications to be filed available to Purchaser for review, to provide Purchaser promptly with a copy of any such applications as filed (together with copies of all material notices, orders, opinions, correspondence, and other documents with respect thereto),

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and to use its commercially reasonable efforts to obtain all such necessary regulatory approvals and consents at the earliest practicable date. Except as may be required by law or in connection with any regulatory inquiry, Seller agrees not to divulge any information contained in any such applications which is designated by Purchaser as confidential, and to promptly notify Purchaser upon receipt of notification that any application provided for hereunder has been denied or of any information that causes or reasonably should cause it to believe that any such application will be or is likely to be denied.

                  Seller agrees to cooperate with Purchaser and use all commercially reasonable efforts to obtain all regulatory approvals required by Purchaser to consummate the transactions contemplated hereby, and Seller shall provide to Purchaser or to the appropriate regulatory authorities all information reasonably required to be submitted by Seller in connection with such approvals.

                  (c) Conduct of Business Prior to Closing. Except as provided herein and as may be otherwise required by any regulatory authority, between the date hereof and the Closing Date, Seller shall perform all acts to be performed by it pursuant to this Agreement and shall refrain from taking or omitting to take any action that would violate Seller's representations and warranties hereunder or render them inaccurate as of the date hereof or as of the Closing Date or that in any way would prevent the consummation of the transactions contemplated hereby.

                  (d) Access by Purchaser. Between the date hereof and the Closing Date, Seller shall provide Purchaser and its representatives, accountants and counsel reasonable access, during normal business hours and upon two (2) Business Days' notice to Seller, Seller's Records relating to the Deposits as Purchaser may reasonably request; provided that a representative of Seller shall be permitted to be present at all times.

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                  (e) Taxes. Any taxes which arise on either party as a result of the transactions contemplated by this Agreement shall be the obligation of and be timely paid by such party. Each party shall take all necessary steps to comply with any filing requirements in respect of such taxes, whether prior to or after the closing, and the other party agrees to cooperate as requested in preparing any such filings.

                  (f) Further Assurances. Both before and after the Closing Date, Seller shall assist Purchaser in the conversion of the Deposits and shall give such further assurances to Purchaser and shall execute, acknowledge and deliver all such acknowledgments and other instruments as Purchaser shall reasonably request in that connection.

                  (g) Prohibited Solicitations. From the date hereof through the Closing Date, and, conditioned upon the occurrence of the Closing, for a period of two (2) years following the date of this Agreement, Seller agrees that neither it nor any of its affiliates will, directly or indirectly, use any Depositor list or any other information derived from the Deposits to solicit Depositors for deposit products and will not otherwise solicit, encourage or induce a Depositor to close or transfer a Deposit account to another financial institution (any such use being a "Prohibited Solicitation"). Notwithstanding the foregoing, the following shall not constitute Prohibited Solicitations even if they result in receipt by Depositors of the promotion or solicitation materials referred to:

         i) promotions or solicitations directed to the general public by means of media or Internet advertisements, mailings to commercially-acquired lists or otherwise;

         ii) promotions or solicitations to persons who are present or former depositors (other than of the Deposits), borrowers, investors or insureds of, or who otherwise have any business relationship with, Seller or any of its affiliates; and

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         iii) responses by Seller or any of its affiliates to requests from any persons for deposit product information which requests are not attributable to Prohibited Solicitations.

                  (h) Deposit Histories. In case of any dispute with or inquiry by any Depositor which dispute or inquiry relates to the servicing of such Depositor's Deposit account by Seller prior to the date for which a Deposit history has been provided to Purchaser, Seller will provide to Purchaser, where available and to the extent reasonably requested by Purchaser and not already provided to Purchaser, information regarding the Deposit account and copies of pertinent documents or instruments with respect to such dispute or inquiry so as to facilitate Purchaser's response to such Depositor.

         7. Agreements of Purchaser.

                  (a) Regulatory Approval. Within ten (10) Business Days of the date hereof Purchaser shall apply for any required OTS, FDIC or other federal regulatory approval and, if required by law, approval by the banking authority of any state regulatory agency of the transactions contemplated by this Agreement and shall diligently proceed to obtain all such approvals, all at Purchaser's expense. If the transactions contemplated by this Agreement constitute a "conversion" under Section 5(d)(2) of the FDIA, Purchaser shall pay the amount of the entrance fee, if any, and the amount of the exit fee, if any, imposed by Section 5(d)(2)(E) of the FDIA at such times and in such manner as shall be required by applicable law and regulation.

                  (b) Assistance in Obtaining Regulatory Approvals. Purchaser agrees to make draft copies of applications to be filed available to Seller for review, to provide Seller promptly with a copy of any such applications as filed (together with copies of all material notices, orders, opinions, correspondence, and other documents with respect thereto), and to use its commercially reasonable efforts to obtain all such necessary regulatory approvals and consents at


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the earliest practicable date. Except as may be required by law or in connection with any regulatory inquiry, Purchaser agrees not to divulge any information contained in any such applications which is designated by Seller as confidential, and to promptly notify Seller upon receipt of notification that any application provided for hereunder has been denied or of any information that causes or reasonably should cause it to believe that any such application will be or is likely to be denied.

                  Purchaser agrees to cooperate with Seller and to use all commercially reasonable efforts to obtain the regulatory approvals required by Seller to consummate the transactions contemplated hereby and Purchaser agrees to provide to Seller or to the appropriate regulatory authorities all information reasonably required to be submitted by Purchaser in connection with such approvals

         (c) Acceptance of Seller's Forms. From and after the close of business on the Business Day immediately preceding the Closing Date, Purchaser shall for at least six (6) months after the Closing Date, accept and pay (to the extent of sufficiently available funds on deposit) all checks, negotiable orders of withdrawal, drafts or other withdrawal order forms and instructions which are properly drawn on Seller's forms and timely presented to Purchaser where the accounts on which such withdrawal instructions are drawn are Deposit accounts. In addition, during such time Purchaser shall also honor all Maturity Notices drawn on Seller's forms if so presented by depositors whose accounts to which such Maturity Notices relate are Deposit accounts. During such six (6) month period, Seller shall use commercially reasonable efforts to batch all checks, negotiable orders of withdrawal, drafts or other withdrawal order forms and instructions which are presented or delivered to Seller and to deliver same to Purchaser.

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                  (d) Further Assurances. On and after the Closing Date,
Purchaser shall give such further assurances to Seller and shall execute, acknowledge and deliver all such acknowledgments and other instruments as Seller shall reasonably request to effectively relieve and discharge Seller from any obligations remaining with respect to the Deposits, other than as set forth in Sections 2(b), 3(e) and 12(a) hereof.

                  (e) Consents. Purchaser shall cooperate with Seller in obtaining all consents of third parties, if any, to consummate the transactions contemplated hereunder.

                  (f) Access to Customer Files. After the Closing, upon Seller's request, Purchaser shall provide Seller and its representatives, accountants and counsel reasonable access during normal business hours and upon two (2) Business Days' notice to Purchaser to (i) all information previously delivered to Purchaser by Seller at or subsequent to the Closing pertaining to the Deposits, and (ii) documents pertaining to the Deposits maintained by Purchaser, to the extent such documents relate to transactions between Depositors and Seller occurring prior to the Closing Date, provided that a representative of Purchaser shall be permitted to be present at all times.

         8. The Closing. The consummation of the transactions provided for herein (the "Closing") shall take place at the offices of Seller in Wilmington, Delaware at 10:00 a.m. local time on Monday, June 25, 2001 (assuming all regulatory approvals required pursuant to Sections 6(a) and 7 (a) hereof have been received), or at such other location and/or such other date and/or time, and/or in such other manner (including but not limited to the exchange of documents by electronic mail, facsimile transmittal or otherwise), as the parties may agree upon (the "Closing Date").

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         9. Certain Transitional Matters.

                  (a) Requests for Withdrawal. Following the Closing, Purchaser agrees with respect to the Deposits to honor in accordance with law and customary banking practices all properly presented Requests for Withdrawal from the Deposits presented to Purchaser, whether drawn on the withdrawal forms associated with Deposit accounts as previously provided by Seller, or those provided by Purchaser and, in all other respects, to discharge, in the usual course of its banking business, the duties and obligations of Seller existing at or arising after the Closing with respect to the Deposits. If any Depositor whose Deposit account is transferred to and assumed by Purchaser, instead of accepting the obligation of Purchaser to pay such accrued Deposit, shall request withdrawal from Seller for all or any part of any such assumed Deposit, Seller shall not be responsible for making and shall not make such payment. If Seller inadvertently pays in accordance with law and customary banking practices any such request for withdrawal presented to it in person by or on behalf of such a depositor, then, provided there are sufficient collected and available balances in the Depositor's Deposit account for such payment, Purchaser agrees to reimburse Seller promptly for such payment upon receipt from Seller of its certification that such payment has been made together with the original of the properly payable withdrawal request signed by or on behalf of such Depositor.

                  (b) Records of Interest Paid. Seller shall be responsible for maintaining records with respect to interest paid by and/or posted by Seller prior to and as of the Closing Date on the Deposits and shall make that information available to Purchaser promptly upon request, to the extent that such information has not been previously provided to Purchaser. However, Seller shall have no such obligation as to interest paid or received or as to any transactions occurring after the Closing Date.

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                  (c) Designation of Employees. Seller and Purchaser shall each assign an employee who is familiar with their respective deposit data processing systems and operational procedures as their respective principal coordinators for the transactions described herein and the conversion of the Deposits to Purchaser's data processing systems. Such persons shall be the primary representatives for communications between Purchaser and Seller with respect to conversion planning and implementation and as to operational and transition matters following the Closing.

                  (d) Communications to Depositors. Promptly following the execution of this Agreement, Seller shall at its expense prepare and mail a letter addressed to each depositor who maintains a Deposit account (a "Depositor"), informing such Depositors of the transaction contemplated hereunder, identifying Purchaser, providing a tentative Closing Date and explaining that the transaction contemplated hereunder is subject to regulatory approval. Prior to mailing such letter, Seller shall provide a copy of such letter to Purchaser for its approval as to form and content, which approval shall not be unreasonably conditioned, delayed or withheld. Prior to Closing, Purchaser may prepare and mail at its expense one or more letters in the nature of a welcome letter to each Depositor. Prior to mailing such letter(s), Purchaser shall provide a copy of each such letter to Seller for its approval as to form and content, which approval shall not be unreasonably conditioned, delayed or withheld.

                  (e) Filings and Form 1099. Purchaser shall be responsible for the filing of all information returns and other reports required by local, state and federal law to the IRS, the Depositors and otherwise with respect to interest paid or received by Seller in and for the calendar year in which the Closing occurs. With respect to that calendar year, Purchaser shall, to the extent required by law, provide to the IRS a Form 1099 with respect to each Depositor and


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provide such Depositor with a copy of such Form 1099. Purchaser hereby agrees to assume from Seller all responsibility to so provide such Form 1099 for the period up to including the Closing Date during which Seller held such account using Purchaser's name and taxpayer identification number assigned by the IRS (and also including, if such inclusion is approved by tax counsel for Seller and for Purchaser, a reference to Seller's name and Seller's federal tax identification number) and agrees to provide Seller with copies of each Form
1099 provided for such period; provided, however, that in preparing such forms, Purchaser shall be entitled to rely on the information provided by Seller as set forth in Section 9(b) hereof, and Seller shall be responsible for any errors in the information provided on any Form 1099 to the extent that such errors are attributable to errors in the information provided by Seller.

                  (f) Communications from and on Behalf of Depositors. Purchaser shall have the primary responsibility to receive and respond to inquiries and other communications made by or on behalf of Depositors to Seller or to Purchaser from time to time on and after the Closing Date with respect to any Deposits or the transactions contemplated by this Agreement; provided, however, that Seller shall cooperate with Purchaser in that regard.

         10. Representations and Warranties of Seller. Seller hereby makes the following representations and warranties to Purchaser:

                  (a) Organization; Authority. Seller is a national banking association duly organized, validly existing and in good standing under the laws of the United States. Seller has the corporate power and authority to own its properties, to carry on its business as presently conducted, and to enter into this Agreement and effect the transactions described herein. This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all


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necessary corporate action on the part of Seller, and this Agreement and the instruments and documents executed pursuant hereto constitute, or when executed will constitute, the valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other rights of general applicability relating to or affecting creditors' rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights and remedies.

                  (b) No Violation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, will violate or conflict with the charter or bylaws of Seller, with any provision of any material agreement or any other material restriction of any kind to which Seller is a party or by which Seller is bound or subject to the receipt of required regulatory approvals described in this Agreement, or with any relevant statute, law, decree, regulation or order of state or federal governmental authority.

                  (c) Deposits. Seller's Deposits (i) are not subject to any Encumbrances or any legal restraint or other legal process as of the date of this Agreement, except as set forth in Schedule 10(c) and except for liens in favor of Seller, and (ii) were solicited and accepted and have been maintained by Seller in material compliance with all applicable federal laws and regulations and applicable state laws and regulations to the extent not preempted by federal law, including but not limited those requiring minimum disclosures. Seller has duly and timely filed all returns, information returns and statements required to be filed in respect of interest paid, and has duly collected and paid over all withholding taxes and duly paid all other charges and penalties in respect of the periods covered by such returns, information returns and statements.


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Such returns, information returns and statements set forth with reasonable accuracy all items required to be set forth therein. To Seller's best knowledge, and disregarding the possibility of immaterial inaccuracies, each Deposit (i) is evidenced by and subject to a legal, valid and binding agreement between Seller and the named Depositor(s), executed by or on behalf of such Depositor(s), each of whom at the time of such execution and the capacity to contract and any signature(s) are the true signatures of the persons purporting to have signed;
(ii) is enforceable according to its terms; and (iii) is not subject to any defense, counterclaim or set-off. Seller is not in default in any material manner under any of such Deposit agreements. The Deposits are insured by the FDIC through the Bank Insurance Fund to the extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Seller.

                  (d) Due Diligence and Certification of TINS and Backup Withholding. Seller has complied in all material respects with all IRS regulations and requirements concerning due diligence and certification of taxpayer identification numbers and backup withholding with respect to the Deposits.

                  (e) Regulatory Approvals. The information furnished or to be furnished by Seller to Purchaser for the purpose of obtaining any regulatory approvals set forth in Section 6(a) hereof to complete and file applications is or will be true and complete in all material respects as of the date so furnished.

                  (f) Limitation of Warranties. Except as may be expressly represented or warranted by Seller in this Agreement, or in any other documents executed and delivered pursuant hereto, Seller makes no representations or warranties whatsoever with regard to any liability or obligation being assumed by Purchaser as to any other matter or thing.

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         11. Representations and Warranties of Purchaser. Purchaser hereby makes the following representations and warranties to Seller:

                  (a) Organization; Authority. Purchaser is a federal savings association duly organized and existing and in good standing under the laws of the United States. Purchaser has the corporate power and authority to own the Deposits being acquired, to assume the liabilities being transferred and to enter into this Agreement and effect the transfer described herein. This Agreement and any other documents or instruments executed pursuant hereto and the execution, delivery and performance hereof and thereof have been duly authorized and approved by all necessary corporate action on the part of Purchaser, and this Agreement and the instruments and documents executed pursuant hereto constitutes, or when executed will constitute, the valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement may be limited by receivership, conservatorship and supervisory powers of bank regulatory agencies generally as well as by bankruptcy, insolvency, reorganization, moratorium or other rights of general applicability relating to or affecting creditors' rights, or the limiting effect of rules of law governing specific performance, equitable relief and other equitable remedies or the waiver of rights and remedies.

                  (b) No Violation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions described herein, will violate or conflict with the charter or bylaws of Purchaser, with any provision of any agreement or any other restriction of any kind to which Purchaser is a party or by which Purchaser is bound or subject to the receipt of required regulatory approvals described in this Agreement, or with any relevant statute, law, decree, regulation, or order of any government authority.

                  (c) Regulatory Approvals. The information furnished or to be furnished by Purchaser to Seller for the purpose of obtaining any regulatory approvals set forth in Subsection 7(a) hereof to complete and file applications is or will be true and complete in all material respects as of the date so furnished.

                  (d) Limitation of Warranties. Except as may be expressly represented or warranted in this Agreement by Purchaser or in any other documents executed and delivered pursuant hereto, Purchaser makes no representations or warranties whatsoever with regard to any other matter or thing.

         12. Indemnification.

                  (a) Indemnification by Seller. Seller will indemnify, hold harmless, and defend Purchaser from and against any and all claims, demands, causes of action, suits, proceedings, losses, damages, decrees, rulings, liabilities, obligations, judgments, orders, costs, or expenses of every kind and nature, together with reasonable attorneys' fees and legal costs in connection herewith, whether known or unknown, and whether now existing or hereafter arising (such foregoing consequences are collectively referred to herein as "Indemnifiable Losses"), which are actually incurred by Purchaser in connection with or which arise out of or result from or are based upon (i) Seller's operations or business transactions occurring and to be wholly performed prior to the Closing or any information regarding the Deposits furnished by Seller to Purchaser; (ii) any liability or obligation of Seller not expressly assumed by Purchaser in this Agreement; or (iii) Seller's failure to comply with any statute or regulation of any federal or state governmental agency related to Seller's operations or business transactions as described in
(i) above occurring prior to the Closing.

                  (b) Indemnification by Purchaser. Purchaser will indemnify, hold harmless, and defend Seller from and against: (i) any and all Indemnifiable Losses which are actually incurred by Seller in connection with or which arise out of or result from or are based upon (A) Purchaser's operations or business transactions occurring after the Closing which in any manner, directly or indirectly, involve the Deposits; or (B) Purchaser's failure to comply with any statute or regulation of any federal or state governmental agency; and (ii) any and all Indemnifiable Losses resulting from, based upon, or arising out of any breach by Purchaser of any of its representations or warranties under or in connection with this Agreement, or any failure of Purchaser to perform any of its covenants, agreements, or obligations (including, without limitation, any obligation to provide copies of Form 1099 arising under Section 9(f) hereof) under or in connection with this Agreement; provided, however, that Purchaser shall have no duty to indemnify if the otherwise Indemnifiable Loss resulting from the obligations arising under Section 9(f) hereof is (i) related to a breach by Seller of the representation contained in Section 10(c) hereof or (ii) based on information regarding the Deposits furnished by Seller to Purchaser.

                  (c) Notice and Procedure. The party seeking to be indemnified hereunder shall promptly give written notice and furnish adequate documentation to the other party of any claims in respect of which indemnity is sought. The indemnifying party, through its own counsel and at its own expense, shall defend any such claim and shall have exclusive control over the investigation, preparation, and defense of such claim and negotiations relating to its settlement or compromise. The obligations of either party to indemnify the other hereunder apply only if the party seeking to be indemnified cooperates with and assists the indemnifying party in all reasonably necessary respects in the conduct of the defense of such claim.

         13. Conditions to Purchaser's Obligations. Except as otherwise provided herein, the obligations of Purchaser to complete the transactions provided for in this Agreement are conditioned upon fulfillment (or written waiver), on or before the Closing Date, of each of the following conditions:

                  (a) Representations and Warranties True. The representations and warranties made by Seller in this Agreement shall be true in all material respects on and as of the Closing Date except as to any representation or warranty which specifically relates to an earlier date and except for any changes permitted by the terms hereof or consented to by Purchaser.

                  (b) Obligations Performed. Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date and shall have executed and have delivered all documents necessary to complete the transactions contemplated herein.

                  (c) No Adverse Litigation or Other Proceedings. On the Closing Date, no action, suit, protest or proceeding (administrative, regulatory, or otherwise) shall be pending or threatened against Purchaser or Seller which involves the Deposits or the transactions contemplated herein and which might reasonably be expected to materially and adversely affect the transactions contemplated herein.

         14. Conditions to Seller's Obligations. Except as otherwise provided herein, the obligations of Seller to complete the transactions provided for in this Agreement are conditioned upon fulfillment (or written waiver), on or before the Closing Date, of each of the following conditions:

                  (a) Representations and Warranties True. The representation and warranties made by Purchaser in this Agreement shall be true in all material respects on and as of the

Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except for any changes permitted by the terms hereof or consented to by Seller.

                  (b) Obligations Performed. Purchaser shall have performed and complied in all material respects with obligations and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

                  (c) No Adverse Litigation or Other Proceedings. On the Closing Date, no action, suit, protest or proceeding (administrative, regulatory, or otherwise) shall be pending or threatened against Purchaser or Seller which involves the Deposits or the transactions contemplated herein and which might reasonably be expected to materially and adversely affect the transactions contemplated herein.

         15. Condition to Obligations of Both Parties. The obligations of both parties to this Agreement are subject to Seller and Purchaser having received all such regulatory approvals, permissions and consents, if any, as are required pursuant to Sections 6(a) and 7(a) hereof to consummate the transactions contemplated herein.

         16. Termination.

                  (a) Methods of Termination. This Agreement may be terminated:

                        (i) On or at any time prior to the Closing Date by the mutual consent in writing of Purchaser and Seller;

                        (ii) On the Closing Date by Purchaser in writing if any of the conditions set forth in Section 16 of this Agreement shall not have been satisfied or effectively waived in writing by Purchaser;

                        (iii) On the Closing Date by Seller in writing if any of the conditions set forth in Section 17 of this Agreement shall not have been satisfied or effectively waived in writing by Seller;

                        (iv) On or at any time prior to the Closing by Purchaser or Seller in writing, if any representation or warranty of the other party shall be false in any material respect (as if such representation or warranty had been made on and as of date hereof and on the date of the notice of breach referred to below) , or if the other party shall materially breach or be in material violation of any covenant contained herein; provided, however, that if such falsity, breach or violation is reasonably subject to cure, then this provision shall apply only if the falsity, breach or violation shall not have been cured by the earlier of either five (5) Business Days after the giving of written notice to the breaching party of such breach or the Closing Date; or

                        (v) On or at any time subsequent to December 31, 2001, if the Closing shall not have taken place by such date, by Purchaser or Seller in writing.

                  (b) Procedure Upon Termination. In the event of termination by Purchaser or Seller pursuant to Section 16(a), written notice thereof shall be given to the other party, and this Agreement shall terminate immediately upon receipt of such notice unless an extension is consented to in writing by the party having the right to terminate provided herein. If this Agreement is terminated as provided herein:

                        (i) each party will return or certify the destruction of all documents, work papers, and other materials of the other party relating to this transaction, whether obtained before or after the execution hereof, to the party furnishing the same, and

                        (ii) all information received by either party with respect to the business of the other party (other than information which is a matter of public knowledge or which heretofore has been or hereafter is published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed by such party to third persons.

                  (c) Effect of Termination. No termination of this Agreement under Sections 16(a) (ii), (iii), (iv) or (v) for any reason or in any manner shall release, or be construed as so releasing, either party hereto from any liability for damage to the other party hereto arising out of, in connection with, or otherwise relating to, directly or indirectly, such party's material breach or violation, such party's material default or such party's failure in performance of any of its material covenants, agreements, duties or obligations arising hereunder.

         17. Miscellaneous Provisions.

                  (a) Amendment and Modification. Seller and Purchaser by mutual consent of their duly authorized officers may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

                  (b) Waiver or Extension. Except with respect to required approvals of the applicable governmental authorities, either Seller or Purchaser, by written instrument signed by a duly authorized officer thereof, may extend the time for the performance of any of the obligations or other acts of the other party and may waive (i) any inaccuracies in the representations or warranties in any document delivered pursuant hereto, or (ii) compliance with any of the undertakings, obligations, covenants or other acts required or contained herein.

                  (c) Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, prior to the Closing Date, by either of the parties hereto.

                  (d) Survival of Representations and Warranties. The representations and warranties set forth in this Agreement shall not survive the Closing Date except as expressly provided to the contrary herein or unless the context otherwise requires. Obligations of the parties arising under Sections 6(e), 6(f), 6(g), 6(h), 7(c), 7(d), 7(f), 9, 10 (c), 10 (d), , 12, 16 and 17 of
this Agreement shall survive the Closing Date.

                  (e) Payment of Expenses. Except as otherwise specifically provided in this Agreement, each party hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder. Except as otherwise provided herein, any expenses, fees and costs necessary for any approvals of the appropriate federal and/or state regulatory authorities, or for any notice to Depositors of the assumption of the Deposits provided for in this Agreement, shall be paid by the party seeking such approval or giving such notice.

                  (f) Address for Notice, etc. All notices, requests, demands, consents and other communications provided hereunder and under any related documents shall be in writing (including telegraphic communication) and mailed (by registered or certified mail) or telegraphed or delivered to the applicable party at the addresses indicated below:

               If to Seller:        ADVANTA NATIONAL BANK
                                    Attention: John Moore, Vice President
                                    One Righter Parkway
                                    Wilmington, Delaware 19803

               With a copy to:      Elizabeth Mai, Esq., General Counsel
                                    Advanta Corp.
                                    Welsh and McKean Roads
                                    Spring House, Pennsylvania 19477

               If to Purchaser:     E*TRADE BANK
                                    Attention:  Arlen W. Gelbard, President
                                    Ballston Tower
                                    671 North Glebe Road
                                    Arlington, Virginia 22203

               With a copy to:      John A. Buchman, General Counsel
                                    E*TRADE Bank
                                    Ballston Tower
                                    671 North Glebe Road
                                    Arlington, VA 22203

or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 17(f).

                  (g) Counterparts. This Agreement may be executed contemporaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                  (h) Headings. The headings of the Sections of this Agreement are inserted for convenience only and shall not constitute a part hereof.

                  (i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware except to the extent federal law may be applicable.

                  (j) Integration. This Agreement represents the complete understanding and agreement of the parties hereto, and supersedes all previous understandings and agreements, relating to the subject matter hereof.

                  (k) Trial by Jury. Each party hereby irrevocably waives the right to demand, and no party or successor or assignee of a party may seek, a trial by jury in any action, proceeding or counterclaim arising out of or in any way relating to this Agreement or any of the other agreements, instruments and documents or the transactions contemplated hereby. No party will seek to consolidate any such action in which a jury trial has been waived with any other action in which a jury trial is available as of right or cannot be waived. The parties have fully considered the subject of this Section 17(k) and understand that it is subject to no exceptions.

                  (l) Waiver of Certain Damages. Each party to the fullest extent permitted by law hereby irrevocably waives any rights that they may have to punitive, special, incidental, exemplary or consequential damages in respect of any litigation based upon, or arising out of, this Agreement or any related agreement or any course of conduct, course of dealing, statements or actions of any of them relating thereto.

                  IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the date first written above.

                                                   SELLER:

ATTEST:                                            ADVANTA NATIONAL BANK


/s/ Ronald Samuels                                 By: /s/ John Moore
-------------------------------                    -----------------------------
Title: Assistant Vice President                    Name:  John Moore
                                                   Title: Vice President



                                                   PURCHASER:

ATTEST:                                            E*TRADE BANK


/s/                                                By:  /s/ Arlen W. Gelbard
-------------------------------                    -----------------------------
Title: Secretary                                   Name:  Arlen W. Gelbard
                                                   Title: President and Chief
                                                          Operating Officer

                                  Schedule 2(e)


Valuation  Methodology:
-----------------------

For the purposes of this transaction, the term "Total Deposits" shall mean the sum of Total Time Deposits plus the Total Mark to Market Valuation (this calculation is applicable to the Total Time Deposit Accounts as described in Exhibit "A"), plus Total Other Deposits. "Total Time Deposits" shall mean the sum of Retail Time Deposits and Jumbo Time Deposits plus accrued interest on such deposits through the day before the Closing Date. "Total Other Deposits" shall mean the sum of the following [Advanta National Bank] deposits: Guaranteed Money Market Account, Jumbo Money Market Account, Statement Savings Account and Demand Deposit Account plus accrued interest on such accounts through the day before the Closing Date.

"Total Mark to Market Valuation" shall mean the sum of Monthly Mark to Market Values between June 25, 2001 and June 30, 2005. "Monthly Mark to Market Values" shall mean the product of the Discount Rate Factor (expressed as a percentage) times the Total Time Deposits by maturity date. The "Discount Rate Factor" for any deposit shall mean the product of the Discount Rate times the number of months remaining to the deposit's maturity date divided by 12. The "Discount Rate" shall mean the Weighted Average Rate minus the Swap Rate calculated each month during the period June 25, 2001 to June 30, 2005.

The "Weighted Average Rate" corresponding to each monthly maturity amount shall mean the sum of the product of each time deposit's annual percentage rate (such rates to be identified as the coupon rates on liability accounts converted from Seller's information system) multiplied by its respective principal and accrued interest though the day before the Closing Date, divided by the sum of such principal and accrued interest on these monthly maturities. The "Swap Rate" shall be defined by converting the Bond Equivalent Rates applicable to each month's Total Time Deposit maturities to a simple rate. The applicable Bond Equivalent Rates (quoted as the "ask" price) shall be obtained from a U.S. Dollar Swap Curve schedule accessed from the Bloomberg Bond Market Information Service (specifically, schedule "Corp. SWYC"). Swap Rates not available for specific months shall be interpolated from the rates obtained from this source.

Payment  Methodology:
---------------------

Payments to be made under Section 2 of this Agreement shall be calculated according to the methodology identified below. The amounts shown (except the 0.008 premium rate, which is defined in Section 2 (a) of this Agreement) represent estimates of their approximate values projected to the time of the Closing, expected to occur on or about June 25, 2001, and are subject to change.


Total  Time  Deposits:                                   $335,000,000
Total  Mark  to  Market  Valuation:                 +       5,800,000
Total  Other  Deposits:                             +      62,000,000
                                                    -----------------

Total  Deposits:                                         $402,800,000
Total  Premium  Amount:     [x .008]                -      $3,222,400
                                                    -----------------

Payment Amount:                                          $399,577,600

                                    Exhibit A
                                    ---------

                                TOTAL TIME
                MONTHS TO       DEPOSITS BY      NUMBER OF CD   WEIGHTED                           DISCOUNT     MONTHLY MARK TO
 EXPIRATION     MATURITY        MATURITY DATE      MATURING    AVERAGE RATE        SWAP RATE       RATE         MARKET VALUES
   Apr-01          0            $23,429,558          550         6.2823%            4.5180%        1.76%        $        0.00
   May-01          1            $23,344,390          520         5.9268%            4.4711%        1.46%        $   28,317.51
   Jun-01          2            $17,904,288          410         5.8570%            4.4039%        1.45%        $   43,361.42
   Jul-01          3            $24,387,360          315         6.1068%            4.3623%        1.74%        $  106,355.13
   Aug-01          4            $22,336,782           30         5.7317%            4.3330%        1.40%        $  104,144.52
   Sep-01          5            $17,301,019           22         6.0248%            4.3036%        1.72%        $  124,078.25
   Oct-01          6            $29,191,212           20         5.9512%            4.2792%        1.67%        $  244,044.81
   Nov-01          7            $17,569,001           20         6.2221%            4.2861%        1.94%        $  198,415.21
   Dec-01          8            $11,668,279           20         6.1994%            4.2931%        1.91%        $  148,291.64
   Jan-02          9            $21,562,274           20         6.1579%            4.3000%        1.86%        $  300,448.60
   Feb-02         10            $29,824,735           20         5.8272%            4.3110%        1.52%        $  376,827.75
   Mar-02         11            $29,184,336           20         6.8813%            4.3220%        2.56%        $  684,664.26
   Apr-02         12            $41,241,584           20         7.0160%            4.3330%        2.68%        $1,106,535.52
   May-02         13             $2,757,542           20         6.6966%            4.3743%        2.32%        $   69,375.18
   Jun-02         14             $2,895,304           20         6.6870%            4.4156%        2.27%        $   76,725.87
   Jul-02         15             $6,579,775           20         6.7063%            4.4569%        2.25%        $  185,012.03
   Aug-02         16             $3,267,518           20         6.1770%            4.4982%        1.68%        $   73,142.37
   Sep-02         17             $1,796,838           20         5.9814%            4.5395%        1.44%        $   36,705.12
   Oct-02         18             $5,198,279           20         6.0728%            4.5808%        1.49%        $  116,340.32
   Nov-02         19             $3,424,905           20         6.6223%            4.6221%        2.00%        $  108,466.65
   Dec-02         20             $1,770,433           20         6.3313%            4.6634%        1.67%        $   49,214.81
   Jan-03         21             $3,847,584           20         6.2507%            4.7047%        1.55%        $  104,098.83
   Feb-03         22            $15,109,241           20         5.7657%            4.7460%        1.02%        $  282,478.40
   Mar-03         23             $4,637,302           20         6.2334%            4.7873%        1.45%        $  128,537.13
   Apr-03         24             $3,800,135           20         7.0481%            4.8286%        2.22%        $  168,688.39
   May-03         25               $578,202           20         6.4678%            4.8559%        1.61%        $   19,416.79
   Jun-03         26               $244,068           20         6.3129%            4.8832%        1.43%        $    7,560.21
   Jul-03         27               $112,529           20         5.7777%            4.9105%        0.87%        $    2,195.51
   Aug-03         28               $295,548           20         6.0391%            4.9378%        1.10%        $    7,594.52
   Sep-03         29             $1,519,087           20         6.0437%            4.9651%        1.08%        $   39,595.20
   Oct-03         30             $8,744,253           20         5.8334%            4.9925%        0.84%        $  183,841.60
   Nov-03         31             $2,098,085           20         5.7258%            5.0198%        0.71%        $   38,267.68
   Dec-03         32             $1,905,489           20         5.5760%            5.0471%        0.53%        $   26,876.12
   Jan-04         33               $624,152           20         5.5267%            5.0744%        0.45%        $    7,763.29
   Feb-04         34             $1,822,054           20         5.7381%            5.1017%        0.64%        $   32,854.05
   Mar-04         35             $1,423,072           20         5.8098%            5.1290%        0.68%        $   28,256.62
   Apr-04         36             $1,280,619           20         6.3762%            5.1563%        1.22%        $   46,865.58
   May-04         37               $794,510           20         6.5693%            5.1757%        1.39%        $   34,137.87
   Jun-04         38                $40,067           20         5.6638%            5.1951%        0.47%        $      594.58
   Jul-04         39               $171,633           20         5.9655%            5.2145%        0.75%        $    4,189.16
   Aug-04         40               $236,329           20         5.9700%            5.2339%        0.74%        $    5,798.40
   Sep-04         41               $195,937           20         5.9725%            5.2533%        0.72%        $    4,814.31
   Oct-04         42               $153,988           20         6.0600%            5.2727%        0.79%        $    4,242.97
   Nov-04         43                $52,139           20         6.1619%            5.2921%        0.87%        $    1,625.00
   Dec-04         44                $41,718           20         6.2000%            5.3115%        0.89%        $    1,359.02
   Jan-05         45                $10,329           20         6.4082%            5.3309%        1.08%        $      417.24
   Feb-05         46               $859,802           20         7.0059%            5.3504%        1.66%        $   54,564.60
   Mar-05         47               $660,059           20         7.0900%            5.3698%        1.72%        $   44,472.42
   Apr-05         48             $2,965,091           20         7.0900%            5.3892%        1.70%        $  201,726.62
   May-05         49             $1,864,169           20         7.0290%            5.4037%        1.63%        $  123,721.25
   Jun-05         50               $154,372           20         6.9463%            5.4182%        1.53%        $    9,829.32

TOTAL                       $392,876,974.80                      6.2267%            4.44  %        1.78%        $5,796,849.62


Swap Rates
----------

Duration   4/19/2001
 Months   Bond Equiv     Simple Rate

      0     4.5691%         4.5180%
      1     4.5212%         4.4711%
      2     4.4525%         4.4039%
      3     4.4100%         4.3623%
      4     4.3800%         4.3330%
      5     4.3500%         4.3036%
      6     4.3250%         4.2792%
      9     4.3463%         4.3000%
     12     4.3800%         4.3330%
     24     4.8870%         4.8286%
     36     5.2230%         5.1563%
     48     5.4620%         5.3892%
     60     5.6410%         5.5633%


TO DETERMINE THE MARK TO MARKET:

1. Each month's Total Time Deposits maturing were determined.

2. The Weighted Average Rate was determined for each month's Total Time Deposits maturing.

3. The Swap Rate was determined for month using the Bloomberg bond Market Information Service, (interpolated from this source when months were not available).

4. The Discount Rate was determined by taking the difference between the Weighted Average Rate and the Swap Rate.

5. The Monthly Mark to Market Values were determined using the discount rate.

6. The sum of all of the Monthly Mark to Market Values is the full mark to market.

                                 Schedule 10(c)


None.